Exhibit 99.5

ADA-ES, Inc.

STOCK OPTION AGREEMENT

Stock Option Agreement made as of this 12th day of May 2005 between ADA-ES, Inc., a Colorado corporation, (hereinafter called the “Company”) and Dr. Nina French, 2297 Monticello Road, Napa, CA 94559, (hereinafter referred to as “Holder”).

WHEREAS, Holder is a subcontractor of the Company directing the Company’s Refined Coal activities, and

WHEREAS, on May 12, 2005 the Company’s Board of Directors approved and specifically authorized the granting of the stock option hereinafter described as a portion of compensation for the service of Holder.

NOW THEREFORE, in consideration of the premises, the mutual covenants, hereinafter set forth, and other good and valuable considerations, the Company and Holder agree as follows:

1. The Company hereby grants to Holder, effective this date, as a matter of separate inducement and agreement, the Option to Purchase (hereinafter the “Option”) no more than the aggregate of 30,000 shares of the Company’s Common Stock, no par value, on the terms and conditions hereinafter set forth, at the purchase price of $14.52 per share (the “Option Price”). The number of shares eligible for exercise shall be further limited to the minimum and maximum vesting schedule set forth below. From time to time the actual vesting of shares, within the ranges hereby established, will be determined on or before the end of each Vesting Period by the Company’s Board of Directors based on the success and continuance of the Company’s Refined Coal activities and/or the performance of Holder in respect of her services to the Company.

(a) Vesting Schedule:

Vesting Period	Minimum Per Year	Maximum Per Year
Years ended 12/31/05 through ’09	10% or 3,000 shares	40% or 12,000 shares

(b) All or any portion of the Option that is exercisable hereunder may be exercised by delivery to the Company on any business day, at its principal office addressed to the attention of the attention of the Secretary, of written notice of exercise, which notice shall specify the number of shares for which the option is being exercised, and shall be accompanied by payment in full of the Option Price of the shares for which the Option is being exercised in cash or by certified check payable to the order of the Company.

(c) To the extent not exercised, the remaining shares, to the extent they have vested, shall be exercisable, in whole or in part, at any time not later than December 31, 2010.

2.      (a) Only the Holder (or, in the event of the Holder’s legal incapacity or incompetency, the Holder’s guardian or legal representative, and in the case of the Holder’s death, the Holder’s estate, heirs, and/or beneficiaries) may exercise the Option.

(b) In the event that the position of the Holder as a subcontractor of the Company is terminated for any reason and the Holder does not thereupon become a full or part-time employee of the Company, the minimum number of shares that would have vested at the end of the year in which the termination occurs shall then immediately vest and become exercisable. For example, if Holder’s position as a subcontractor of the Company is terminated on March 15, 2006, then 3,000 shares (the minimum number of shares subject to vesting for the year ended 12/31/06) shall immediately vest and become exercisable in addition to shares that previously would have vested and become exercisable for the year ended 12/31/05 pursuant to the Vesting Schedule set forth above.

(c) In the event of (i) a sale or other transfer of all or substantially all of the assets of the Company or (ii) a transfer of more than fifty percent (50%) of the outstanding voting equity securities of the Company in one transaction or series of related transactions other than the sale by the Company of stock in transactions the primary purpose of which is to raise capital for the Company’s operations and activities, the minimum number of shares that would have vested at the end of the year in which such event occurs shall vest and become exercisable immediately prior to the consummation of such event. For example, if such an event is consummated on March 15, 2006, then 3,000 shares (the minimum number of shares subject to vesting for the year ended 12/31/06) shall immediately vest and become exercisable immediately prior to the consummation of such event in addition to shares that previously would have vested and become exercisable for the year ended 12/31/05 pursuant to the Vesting Schedule set forth above.

3. Holder shall have no rights as a stockholder with respect to any shares covered by the Option until the date of the issuance of a stock certificate to her for such shares.

4. Holder acknowledges that nay purchase of stock under the Option shall be for investment purposes, and not with a view to resale or distribution except that in the event the stock subject to such option is registered under the Securities Act of 1933, as amended or in the event a resale of such stock without such registration would otherwise be permissible, such condition shall be inoperative if, in the opinion of counsel for the Company, such condition is not required under the Securities Act of 1933 or any other applicable law, regulation or rule of any governmental agency.

5. The laws of the Sate of Colorado shall govern this agreement.

6. This agreement shall inure to the benefit of and be binding upon each successor and assign of the Company. All Obligations imposed upon Holder and all rights granted to the Company, hereunder, shall be binding upon Holder’s heirs, legal representatives and successors.

IN WITNESS WHEREOF, the Company and Holder have caused this Stock Option Agreement to be executed as of this 29th day of June, 2005.

ADA-ES, Inc. By:	Holder:

/s/ Michael D. Durham	/s/ Nina B. French
Michael D. Durham, President & CEO	Dr. Nina French 2297 Monticello Road Napa, CA 94558

Attest:

/s/ Mark H. McKinnies
Mark H. McKinnies, Chief Financial Officer